SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 1)*

Emulex Corporation
(Name of Issuer)

Common stock, $0.10 par value
(Title of Class of Securities)

292475209
(CUSIP Number)

Stephen M. Schultz, Esq..
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

749,180

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

749,180

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

749,180

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,454,284

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,454,284

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,454,284

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,454,284

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,454,284

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,454,284

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%

14.	TYPE OF REPORTING PERSON

CO

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Elliott Working Capital	$4,914,282.42

Elliott International Working Capital	$9,548,255.47

ITEM 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 71,279,009 shares of Common Stock outstanding as of October 24, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2014.

As of the date hereof, 2014, Elliott, Elliott International and EICA collectively beneficially owned an aggregate of 2,203,464 shares of Common Stock, constituting approximately 3.1% of all of the outstanding shares of Common Stock.

As of the date hereof, Elliott owned directly 749,180 shares of Common Stock, constituting approximately 1.1% of the shares of Common Stock outstanding.

As of the date hereof, Elliott International owned directly 1,454,284 shares of Common Stock, constituting approximately 2.0% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 1,454,284 shares of Common Stock owned directly by Elliott International, constituting approximately 2.0% of the shares of Common Stock outstanding.

Item 5(c) is hereby amended to add the following:

(c)           The transactions effected by the Reporting Persons in the Common Stock during the past 60 days are set forth on Schedule 1 attached hereto.

Item 5(e) is hereby amended and restated to read as follows:

(e)           As of November 6, 2014, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock outstanding.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	November 10, 2014

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected

During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P.:

Date	Security	Amount of Shs. (Sold)	Price ($) per Share
11/10/14	Common Stock	(3,040)	5.8029
11/10/14	Common Stock	(170,000)	5.7711
11/10/14	Common Stock	(30,713)	5.7886
11/07/14	Common Stock	(89,852)	5.9010
11/07/14	Common Stock	(74,871)	5.8681
11/07/14	Common Stock	(34,000)	5.9046
11/06/14	Common Stock	(51,972)	6.0047
11/06/14	Common Stock	(84,973)	5.9836
11/05/14	Common Stock	(127,683)	6.0006
11/04/14	Common Stock	(35,065)	5.9518
11/03/14	Common Stock	(36,492)	5.7960
10/31/14	Common Stock	(102,000)	5.6836
10/30/14	Common Stock	(17,000)	5.4676
10/29/14	Common Stock	(17,000)	5.5209
10/28/14	Common Stock	(20,400)	5.4231
10/28/14	Common Stock	(8,500)	5.3800
10/27/14	Common Stock	(8,500)	5.3292
10/24/14	Common Stock	(52,836)	5.4039
10/23/14	Common Stock	(50,000)	5.4202

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P.:

Date	Security	Amount of Shs. (Sold)	Price ($) per Share
11/10/14	Common Stock	(330,000)	5.7711
11/10/14	Common Stock	(5,902)	5.8029
11/10/14	Common Stock	(59,620)	5.7886
11/07/14	Common Stock	(66,000)	5.9046
11/07/14	Common Stock	(174,418)	5.9010
11/07/14	Common Stock	(145,339)	5.8681
11/06/14	Common Stock	(100,887)	6.0047
11/06/14	Common Stock	(164,949)	5.9836
11/05/14	Common Stock	(247,854)	6.0006
11/04/14	Common Stock	(68,068)	5.9518
11/03/14	Common Stock	(70,838)	5.7960
10/31/14	Common Stock	(198,000)	5.6836
10/30/14	Common Stock	(33,000)	5.4676
10/29/14	Common Stock	(33,000)	5.5209
10/28/14	Common Stock	(39,600)	5.4231
10/28/14	Common Stock	(16,500)	5.3800
10/27/14	Common Stock	(16,500)	5.3292
10/24/14	Common Stock	(51,164)	5.4039

All of the above transactions were effected on the open market.